UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
2006
WASH, D.C.
SECTION

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005


06040532

Commission File Number 1-14770

Payless ShoeSource, Inc.
401(k) Profit Sharing Plan
c/o Payless ShoeSource, Inc.
3231 Southeast Sixth Avenue
Topeka, Kansas 66607-2207
(Full title and address of the Plan)

Payless ShoeSource, Inc.
3231 Southeast Sixth Avenue
Topeka, Kansas 66607-2207
(Address of issuer's principal executive office)

REQUIRED INFORMATION

The following financial statements of the Payless ShoeSource, Inc. 401(k) Profit Sharing Plan (the "Plan") and the report of Deloitte & Touche LLP thereon are filed herewith as Exhibits and incorporated herein by reference:

(i) Statement of Net Assets Available for Benefits as of December 31, 2005, and December 31, 2004, and

(ii) Statement of Changes in Net Assets Available for Benefits for the Year-Ended December 31, 2005.

The Plan Financial Statements and Additional Information as of December 31, 2005 annexed as Exhibit A hereto are hereby incorporated by reference herein, and are included as a part of this Annual Report.

EXHIBITS

23.1 Consent of Deloitte & Touche LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the administrators of the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Payless ShoeSource, Inc. 401(k) Profit Sharing Plan

By:



Jay A. Lentz, Chairman Retirement Committee — June 26th, 2006



Michael J. Massey, Member Retirement Committee — June 26th, 2006



Ullrich E. Porzig, Member Retirement Committee — June 26th, 2006



Douglas G. Boessen, Member Retirement Committee — June 26th, 2006



Edward J. Schloesslin, Member Retirement Committee — June 26th, 2006

EXHIBIT A

Payless ShoeSource, Inc. 401(k) Profit Sharing Plan

Financial Statements as of December 31, 2005 and 2004, and for the Year Ended December 31, 2005, Supplemental Schedule as of December 31, 2005, and Report of Independent Registered Public Accounting Firm

PAYLESS SHOESOURCE, INC. 401(K) PROFIT SHARING PLAN

TABLE OF CONTENTS

All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employer Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrative Committee of
the Payless ShoeSource, Inc. 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of the Payless ShoeSource, Inc. 401(k) Profit Sharing Plan (the "Plan") as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

Kansas City, Missouri
June 22, 2006

PAYLESS SHOESOURCE, INC. 401(K) PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS:		
Investments (Note 3)	$ 166,453,603	$149,130,441
Receivables:		
Employer contributions	2,590,155	1,200,492
Employee contributions	154,171	164,056
Total assets	169,197,929	150,494,989
LIABILITIES -		
Accrued administrative expenses	165,113	80,865
NET ASSETS AVAILABLE FOR BENEFITS	$ 169,032,816	$150,414,124

See notes to financial statements.

PAYLESS SHOESOURCE, INC. 401(K) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2005

ADDITIONS:	
Investment income:	
Interest	$ 329,002
Dividends	2,012,968
Net appreciation in fair value of investments	20,781,816
Contributions:	
Employee contributions	13,813,592
Employer contributions	2,590,383
Other Receipts	31,636
Total additions	39,559,397
DEDUCTIONS:	
Benefits paid to participants	20,500,549
Administrative expenses	440,156
Total deductions	20,940,705
INCREASE IN NET ASSETS	18,618,692
NET ASSETS AVAILABLE FOR BENEFITS:	
Beginning of year	150,414,124
End of year	$ 169,032,816

See notes to financial statements.

PAYLESS SHOESOURCE, INC. 401(K) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE YEAR ENDED DECEMBER 31, 2005

1. PLAN DESCRIPTION

The following description of the Payless ShoeSource, Inc. 401(k) Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General - The Plan is a defined contribution plan covering all eligible employees of Payless ShoeSource, Inc. ("Payless" or the "Company"). A Full-time Associate, as defined by the Plan, is eligible to make contributions following the completion of 90 days of employment by the Company and attaining the age of 21. The Full-time Associate must complete one year of service to receive an allocation of the Company match. All other employees earn eligibility upon completion of one year of service, working 1,000 hours during the year and attaining the age of 21. The Plan is administered by the Compensation Committee of the Board of Directors (the "Committee") consisting of five persons. This Committee has the general responsibility for administration of the Plan as well as establishing and monitoring investment policies and activities. Ameriprise Financial Trust Company, formerly American Express Trust Company, serves as the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions - Each year, participants may contribute 1% to 75% of their pay, as defined by the Plan. Each eligible participant shall be automatically enrolled and to have elected to make a 3% contribution unless the participant elects otherwise. Participants under this Plan who have attained the age of 50 before the close of the Plan year are eligible to make catch-up contributions in accordance with and subject to the limitations of section 414(v) of the Internal Revenue Code ("IRC"). Effective for the 2005 Plan year, the Company match is based on the greater of $.20 on the dollar of participants' contributions up to 5% of pay or 2½% of net profits, as defined by the Plan, until determined otherwise by the Board of Directors. At the discretion of the Board of Directors, the 2005 contribution was determined to be 2½% of pre-tax earnings from continuing operations. The Company matching contribution is allocated in proportion to the amount that each participant's contribution, up to a total of 5% of participants' pay, bears to the total amount of all participant's contributions up to 5% of pay. The Company matching contribution is allocated to participants who are employed by the Company on the last day of the Plan year. Additional amounts may be contributed at the discretion of the Company's Board of Directors. Contributions are subject to certain IRC limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Participant Accounts - Individual accounts are maintained for each plan participant. Each participant's account is credited with the participant's contribution and allocations of (1) the Company's discretionary contributions and (2) Plan earnings, and charged with an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined by the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Investments - Participants direct the investment of their contributions, including Company discretionary contributions, into various investment options offered by the Plan. The Plan currently offers two common/collective trust funds, eleven mutual funds and a Company stock fund for participants.

Vesting - Participants are immediately vested in their contributions plus earnings thereon. Prior to August 1, 1997, company contributions were fully vested immediately. Participants vest in company contributions and earnings on company contributions in accordance with the following schedule:

Years of Vesting Service	Vesting Percentage
Less than 2 years	0 %
2 years	25 %
3 years	50 %
4 years	75 %
5 years	100 %

Payment of Benefits - Upon retirement, death, disability or termination of employment, a participant may elect to receive distribution of the balance of his account. Distributions from the Payless Common Stock Fund may be made in shares of Payless common stock or cash based upon participant direction. All distributions from the other funds are made in cash.

Participant Loans - Participants may borrow from their fund accounts to the extent that such loan, when added to the outstanding balance of all other loans to the Participant, would not exceed the lesser of (a) $50,000 reduced by the excess (if any) of the highest outstanding balance of loans during the one-year period ending the day before the loan is made, over the outstanding balance of loans from the Plan on the date the loan is made, or (b) one-half the present value of the nonforfeitable accrued benefit of the Participant. Interest rates are commensurate with local prevailing rates as determined by the Committee.

Forfeited Accounts - At December 31, 2005 and 2004, forfeited nonvested accounts totaled $82,573 and $2,248, respectively. After paying 2005 administrative expenses of $78,524 that were paid in 2006 and allocating $4,049 in 2006, to eligible participants at December 31, 2005, forfeited nonvested accounts totaled $0. Forfeitures are used to restore any amounts previously forfeited from rehired participant accounts and pay administrative expenses. The balance, if any, is added to and allocated with the Company matching contribution for the plan year, as described in the Plan document. For Plan year 2005, $98,295 from forfeited nonvested accounts was used to pay Plan expenses and $4,049 will be allocated with the 2005 Company match in 2006.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risk, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition - The Plan's investments in mutual funds are stated at fair value. Quoted market prices are used to value the mutual funds. Investment in the common/collective trust funds and the company stock fund are stated at estimated fair value, which has been determined by the trustee and based on the unit values of the fund. Participants do not have beneficial ownership in specific underlying securities or other assets in the various funds, but have an interest therein represented by units valued as of the last business day of the period. The various funds earn dividends and interest which are automatically reinvested in additional units. Generally, contributions to and withdrawal payments from each fund are converted to units by dividing the amounts of such transactions by the unit values as last determined, and the participants' accounts are charged or credited with the number of units properly attributable to each participant. Participant loans are valued at the outstanding loan balances, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Expenses - Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan document.

Payment of Benefits - Benefit payments to participants are recorded upon distribution.

3. INVESTMENTS

The Plan's investments that represented five percent or more of the Plan's net assets available for benefits as of December 31, 2005 and 2004, are as follows.

	2005	2004
RiverSource (Formerly AET) Trust Income Fund II	$51,395,335	$50,250,468
Payless Common Stock Fund	27,782,759	15,693,544
RiverSource (Formerly AET) Trust Equity Index Fund I	24,938,913	27,435,197
PIMCO Total Return Fund	14,535,973	15,501,370

During the year ended December 31, 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

Common/Collective Trust Funds	$ 2,926,315
Mutual Funds	2,157,883
Common Stock	15,697,618
	$ 20,781,816

5. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are units of common/collective trust funds managed by Ameriprise Financial Trust Company. Ameriprise Financial Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $440,156 for the year ended December 31, 2005. Also, the Plan invests in units of a company stock fund that invests in shares of Payless common stock. Payless is the Plan Sponsor as defined by the Plan and therefore, these transactions qualify as party-in-interest transactions.

6. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100 percent vested in their account.

7. FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated February 4, 2003, that the Plan and related trust are designed in accordance with applicable regulations of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2005 and 2004 to Form 5500:

	2005	2004
Net assets available for benefits per the financial statements	$169,032,816	$150,414,124
Deemed distributed loans	(20,961)	(11,497)
Net assets available for benefits per the Form 5500	$169,011,855	$150,402,627

9. SUBSEQUENT EVENTS

Effective January 1, 2006, the Plan was amended so that a Full-time Associate, as defined by the Plan, is eligible to make contributions following the completion of 60 days employment and attained age 21 and must complete six months of service to receive an allocation of the Company match.

* * * * * *

PAYLESS SHOESOURCE, INC. 401(K) PROFIT SHARING PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR) DECEMBER 31, 2005

(a)	(b)	(c)	(d)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
*	RiverSource (Formerly AET) Trust Income Fund II	Common/Collective Trust Fund 2,013,056 units	$ 51,395,335
*	RiverSource (Formerly AET) Trust Equity Index Fund I	Common/Collective Trust Fund 638,641 units	24,938,913
	PIMCO Total Return Fund	Mutual Fund 1,384,378 shares	14,535,973
	Oakmark Equity and Income Fund Class I	Mutual Fund 208,549 shares	5,209,551
	Growth Fund of America	Mutual Fund 125,725 shares	3,857,231
	T. Rowe Price Equity Income Fund	Mutual Fund 214,292 shares	5,543,725
	RiverSource Mid Cap Growth Fund Class Y (Formerly AXP Equity Select Fund Class Y)	Mutual Fund 456,753 shares	6,632,047
	Artisan International Fund	Mutual Fund 320,707 shares	8,117,104
	Alllianz (Formerly PIMCO) NFJ Small-Cap Value Fund	Mutual Fund 165,417 shares	4,783,873
	Templeton Foreign Fund Class A	Mutual Fund 203,455 shares	2,579,812
	Brown Capital Management Small Company Fund	Mutual Fund 38,758 shares	1,210,799
	Calamos Growth Fund	Mutual Fund 28,162 shares	1,550,598
	JP Morgan Mid Cap Value Fund	Mutual Fund 97,854 shares	2,293,704
*	Payless Common Stock Fund	Company Stock Fund 2,012,952 units	27,782,759
*	Participant Loans	Participant loans (maturity dates through January 2035 at interest rates from 5.0% to 10.5%)	6,022,179
			$ 166,453,603

* Party-in-interest.

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-28483 of Payless ShoeSource, Inc. on Form S-8 of our report dated June 22, 2006, appearing in this Annual Report on Form 11-K of Payless ShoeSource, Inc. 401(k) Profit Sharing Plan for the year ended December 31, 2005.

Deloitte & Touche LLP

Kansas City, Missouri
June 26, 2006